UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Nkarta, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

65487U 10 8

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 65487U 10 8	13D/A1	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,161,432 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,161,432 (1)
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,732 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Includes (i) 79,090 shares of the shares of common stock, par value $0.0001, of Nkarta, Inc. per share (the “Issuer”) held by Glaxo Group Limited, a wholly-owned indirect subsidiary of GlaxoSmithKline plc (“GlaxoSmithKline”) and (ii) 3,071,642 shares of Common Stock held by GSK Equity Investments, Limited, formerly known as S.R. One, Limited (“GSK EI”), an indirect, wholly-owned subsidiary of GlaxoSmithKline. Excludes 10,700 shares of Common Stock for which unvested stock options granted to Simeon J. George as director's compensation are exercisable (the “Stock Options”). Under an investment advisory agreement, Mr. George is obligated to transfer these shares issued under exercise of the Stock Options to GSK EI.

(2) Based upon 46,304,441 shares of the Issuer’s common stock outstanding as of April 28, 2022, upon the closing of the Issuer’s public offering as reported in the Issuer’s prospectus supplement dated April 25, 2022, to Prospectus dated September 2, 2001, filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2022 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

Cusip No. 65487U 10 8	13D/A1	Page 3 of 7

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 22, 2020 (the ‘Schedule 13D’) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Nkarta, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6000 Shoreline Court, Suite 102, South San Francisco, CA 94080. This amendment is filed to disclose a change in beneficial ownership of the Reporting Person as a result of an increase in the Issuer’s Common Stock outstanding. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

Cusip No. 65487U 10 8	13D/A1	Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

Cusip No. 65487U 10 8	13D/A1	Page 5 of 7

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Executive Director and Chief Scientific Officer and President, R&D	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dame Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr Harry (Hal) Dietz	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Cusip No. 65487U 10 8	13D/A1	Page 6 of 7

Name	Business Address	Principal Occupation or Employment	Citizenship
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain Mackay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Cusip No. 65487U 10 8	13D/A1	Page 7 of 7

GSK Leadership Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Executive Director and Chief Scientific Officer and President R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Vaccines & Global Health	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	SVP, Global Communications and CEO Office	British
Iain Mackay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	980 Great West Road Brentford Middlesex, England TW8 9GS	CEO, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Supply Chain	French & British

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	CEO, ViiV Healthcare	British